August 7, 2025

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549-3561

Re: Berry Corp (bry)
Form 10-K for Fiscal Year Ended December 31, 2024
Filed March 13, 2025
File No. 001-38606

Ladies and Gentlemen:

Berry Corporation (bry) acknowledges receipt of the letter dated July 25, 2025 containing comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission in regard to the above-referenced document (the "Comment Letter").

The Comment Letter requests that we respond to the Staff's comments within ten business days or that we advise the Staff by when we will respond. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff's comments and to complete our responses. We expect to provide our responses to the Comment Letter by no later than August 21, 2025.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (720) 802-8114.

Very truly yours,
Berry Corporation (bry)
By:
Name: Jeffrey D. Magids
Title:    Vice President, Chief Financial Officer

Enclosures
cc:

Sarah K. Morgan, Vinson & Elkins L.L.P.
Dallas-Corporate Headquarters 16000 N. Dallas Pkwy., Ste. 500 Dallas, TX 75248 Tel:214.453.2920 www.bry.com